SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

China Lending Corporation

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

G21612109

(CUSIP Number)

Li Jingping

c/o China Lending Corporation

Room 1101, Satellite Building
473 Satellite Road, Economic Techonological Development District, Urumqi, 830000, CHINA
+86 991-3072247

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 13, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON Li Jingping
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,592,813
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,592,813
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,592,813
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14	TYPE OF REPORTING PERSON IN

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SCHEDULE 13D/A

On July 15, 2016, Yangwei Global Limited, a British Virgin Islands company (“Yangwei”) and Li Jingping, the sole director and shareholder of Yangwei, filed a Schedule 13D relating to ordinary shares no par value (the “Ordinary Shares”) of China Lending Corporation, a British Virgin Islands company (the “Issuer”). This Schedule 13D/A (this “Schedule 13D”) is being filed by Li Jingping in connection with 2,034,501 Ordinary Shares of the Issuer acquired by Li Jingping. Specifically, on September 13, 2017, Liang Zandong transferred a controlling interest in Jiyi Global Investments Limited (the “Jiyi”) to Li Jingping in consideration for US$1.00 per share in a privately negotiated transaction between the parties. As a result of the transfer, as the controlling shareholder of Jiyi, Li Jingping may direct the vote and disposition of 2,034,501 Ordinary Shares held by Jiyi.

Item 1. Security and Issuer

Securities acquired:	Ordinary Shares, no par value

Issuer:	China Lending Corporation 11th Floor, Satellite Building 473 Satellite Road Economic Technological Development Zone Urumqi, Xinjiang, China

Item 2. Identity and Background

(a) - (b) This Schedule 13D is filed by Li Jingping. Since Li Jingping is the controlling shareholder of Jiyi (the “Controlling Persons”), the Controlling Person may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owner of all of the Ordinary Shares held by Jiyi. Li Jingping is sometimes referred to as a “Reporting Person” in this Schedule 13D.

The principal place of business for the Reporting Person is 11th Floor, Satellite Building, 473 Satellite Road, Economic Technological Development Zone, Urumqi, Xinjiang, China.

(c) The principal occupation of Li Jingping is serving as the Chairwoman and Chief Executive Officer of the Issuer.  The principal business of the Issuer is to provide loan facilities to micro, small and medium sized enterprises (“MSMEs”) and sole proprietors in Xinjiang Province in China.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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(e) During the last five years, the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Li Jingping is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds

On September 13, 2017, Liang Zandong transferred a controlling interest in Jiyi to Li Jingping in consideration for US$1.00 per share in a privately negotiated transaction between the parties. As a result of the transfer, as the controlling shareholder of Jiyi, Li Jingping may direct the vote and disposition of 2,034,501 Ordinary Shares held by Jiyi.

Item 4. Purpose of the Transaction

The Reporting Person does not have any current plans or proposals that would be related to or would result in any of the matters described in Items (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the Ordinary Shares that may be deemed to be beneficially owned by the Reporting Person, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer

(a) - (b) The Reporting Person beneficially owns 5,592,813 Ordinary Shares, which represents 23.5% of the Issuer’s outstanding Ordinary Shares as of the date of this Schedule 13D.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Person within the last 60 days.

(d) To the knowledge of the Reporting Person, no person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

None.

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 6, 2017

/s/ Li Jingping
Li Jingping

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